July 9, 2012

VIA EDGAR

Mr. Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank Mutual Corporation Form 10-K for Fiscal Year Ended December 31, 2011 (“2011 10-K”) Form 10-Q for Fiscal Quarter Ended March 31, 2012 (“1st Quarter 2012 10-Q”) Commission File No. 000-31207

Dear Mr. Windsor:

This letter responds to the comments made by the Commission’s Staff in its letter, dated June 28, 2012, to Bank Mutual Corporation, relating to disclosures in Bank Mutual Corporation’s 2011 10-K and its 1st Quarter 2012 10-Q.

In responding to your letter, we use the terms “we,” “our” or “Company” to refer to Bank Mutual Corporation and its subsidiaries generally, not specifically to any individuals in particular. The term “Bank” refers to our wholly-owned subsidiary Bank Mutual. For convenient reference, the Staff’s comment is set forth in italics below, prior to our response.

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Comment:	On page 16 you disclose that Bank Mutual and its subsidiaries entered into a memorandum of understanding with the OTS and succeeded to by the FRB and OCC. In that discussion, you primarily mention the potential impact of the MOU on your ability to pay dividends in the future. In your discussion on page 25, you reference a number of “specific requirements” of the MOU. In order for investors to understand the impact of the MOU on your operations and future results, in your next filing, starting with your 10-Q, please provide a description of all material actions that management and the board have taken, or plan to take, in order to meet the requirements of the MOU. Please also provide management’s view of the impact of these actions upon your results in the current and future periods.

Response:	We believe that we have provided appropriate discussion of the material provisions of the Memoranda of Understanding ("MOUs") in the Company's prior disclosures (such as on pages 31 and 47 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011), as well as appropriate information in the 2011 10-K and 1st Quarter 2012 10-Q. As we have implemented provisions of the MOUs over time, for the most part contemporaneously with entering into the MOUs, we have discussed related actions and effects; as new compliance requirements have diminished, our disclosures have become briefer.

At this time, we believe that the only MOU provisions that still have a material effect on the Company are those which limit the dividends and the repurchase of capital stock, as we have disclosed. However, in view of the Staff’s comments, we are reviewing the disclosures and will in our next filing re-summarize material actions which the Company or the Bank have taken relating to the MOUs, and (if any) still plan to take, and our view of the impact, if any, those actions have had in the current period, or will have in future periods, on our results.

* * *

In responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We trust that you will find this letter responsive to your comments. Please feel free to contact me or Michael T. Crowley, Jr., the Company’s Chairman, President, and Chief Executive Officer, at (414) 354-1500, or Kenneth V. Hallett, our outside legal counsel, at (414) 277-5345, if you have any questions or need further information.

Sincerely,

/s/ Michael W. Dosland

Michael W. Dosland

Senior Vice President and

Chief Financial Officer

cc:	Mr. David Lyon Mr. Michael T. Crowley, Jr. Kenneth V. Hallett, Esq.